Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-85646

The information in this pricing supplement is not complete and may be changed.

Subject to Completion

Preliminary Pricing Supplement dated September 17, 2004

Pricing Supplement to the Prospectus dated July 1, 2002

and the Prospectus Supplement dated September 17, 2004

$

BARCLAYS BANK PLC

Medium-Term Notes, Series A

8.00% Exchangeable Notes due September 30, 2005

Linked to Nasdaq-100 Index Tracking StockSM

Issuer:	Barclays Bank PLC

Issue Date:	September 30, 2004

Maturity Date:	September 30, 2005

Coupon:	8.00% per annum, paid monthly

Linked Security:	Nasdaq-100 SharesSM (traded on the American Stock Exchange under the symbol “QQQ”)

Initial Share Price:	Closing price of Nasdaq-100 Shares on September 29, 2004

Final Share Price:	Closing price of Nasdaq-100 Shares on September 27, 2005

Protection Price:	90% of the initial share price

Payment at Maturity:

You will receive the full principal amount of your Notes at maturity unless:

(a) the final share price is lower than the initial share price; and

(b) between September 29, 2004 (the “initial valuation date”) and September 27, 2005 (the “final valuation date”), inclusive, the closing price of the Nasdaq-100 Shares on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of Nasdaq-100 Shares equal to the principal amount of your Notes divided by the initial share price (the “physical delivery amount”). Fractional shares will be paid in cash.

You may lose some or all of your principal if you invest in the Notes.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “ Risk Factors” beginning on page S-6 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commissions		Proceeds to Barclays Bank PLC
Per Note	%		%		%
Total	$	$		$

Barclays Capital

Pricing Supplement dated September     , 2004

The Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 TrustSM, Nasdaq-100 SharesSM, Nasdaq-100 Index Tracking StockSM, QQQSM and Nasdaq® are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates, “Nasdaq”) and are licensed for use by Barclays Bank PLC, Barclays Capital Inc. and Barclays Capital Securities Limited. The Notes have not been passed on by Nasdaq as to their legality or suitability. The Notes are not issued, endorsed, sold, or promoted by Nasdaq. Nasdaq makes no warranties and bears no liability with respect to the Notes.

TABLE OF CONTENTS

PRICING SUPPLEMENT

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	32
DESCRIPTION OF SHARE CAPITAL	37
TAX CONSIDERATIONS	39
PLAN OF DISTRIBUTION	52
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	55
WHERE YOU CAN FIND MORE INFORMATION	55
FURTHER INFORMATION	56
VALIDITY OF SECURITIES	56
EXPERTS	56
EXPENSES OF ISSUANCE AND DISTRIBUTION	56

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

•	Return profile – The Notes are issued by Barclays Bank PLC and the return on the Notes is linked to the performance of Nasdaq-100 Shares.

•	Coupon – We will pay you 8.00% per annum, payable monthly in arrears, regardless of how Nasdaq-100 Shares perform.

•	Return at maturity – You will receive the full principal amount of your Notes at maturity unless: (a) the final share price of the Nasdaq-100 Shares is lower than the initial share price of the Nasdaq-100 Shares and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the Nasdaq-100 Shares on any day is below the protection price. If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of Nasdaq-100 Shares equal to the principal amount of your Notes divided by the initial share price (fractional shares to be paid in cash).

If your payment at maturity is in Nasdaq-100 Shares, you will receive the number of Nasdaq-100 Shares for each $1,000 principal amount of your Notes calculated by the calculation agent by dividing $1,000 by the initial share price (subject to antidilution adjustments). The Nasdaq-100 Shares delivered to you will have a market value that is less than the full principal amount of your Notes. Accordingly, you may lose some or all of your principal if you invest in the Notes.

•	No exchange listing – The Notes will not be listed on any U.S. securities exchange or quotation system.

The Notes pay a coupon that may be higher than the coupon you would receive on fixed income securities with comparable credit ratings and maturities. In exchange for this coupon, you should be prepared to accept the risk that you may lose some or all of the principal amount of your Notes payable at maturity.

See “Pricing Supplement Summary – How Do the Notes Perform at Maturity?” below and “Specific Terms of the Notes” in this pricing supplement.

What Are Some of the Risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•

Market risks – The Notes are exposed to the same downside price risk as Nasdaq-100 Shares. If (a) the final share price of the Nasdaq-100 Shares is lower than the initial share price of the Nasdaq-100 Shares and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the Nasdaq-100 Shares on any day is below the protection price, you could lose some or all of your principal. If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses. Also, the Notes do not have the same price appreciation potential as Nasdaq-100 Shares because, at maturity, even if the value of Nasdaq-100 Shares has appreciated, the value of your Notes will not exceed their principal amount.

•	Liquidity – There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

•	Price Volatility – If Nasdaq-100 Shares trade or close near or below the protection price, we expect the market value of the Notes to decline to reflect a number of factors, including our right to potentially deliver at maturity a fixed number of Nasdaq-100 Shares to you with a market value less than 100% of the principal amount of your Notes.

Is This the Right Investment for You?

The Notes may be the right investment for you if:

•	You are seeking relatively high current income and you are willing to accept the risks of owning equities in general and Nasdaq-100 Shares in particular.

•	You believe that either: (a) the final share price of the Nasdaq-100 Shares will be equal to or greater than the initial share price of the Nasdaq-100 Shares or (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the Nasdaq-100 Shares on any day will never fall below the protection price of 90% of the initial share price.

•	You are prepared to hold the Notes until maturity.

The Notes may not be the right investment for you if:

•	You are not willing to accept the risks of owning equities in general and Nasdaq-100 Shares in particular.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

•	You seek an investment for which there will be an active secondary market.

•	You are not prepared to hold the Notes until maturity.

What Are the Tax Consequences?

The terms of the Notes require (in the absence of an administrative or judicial ruling to the contrary) that you treat your Notes for tax purposes as consisting of two components:

(1)	A non-contingent debt instrument issued by us; and

(2)	A put option on Nasdaq-100 Shares which you sold to us on the trade date as part of your initial investment in the Notes.

Under this tax treatment, the interest paid (8.00% coupon) is divided into two components for tax purposes, the debt component of     % and the option premium component of     %:

(1)	Debt component – The interest on the debt component is taxed as ordinary income in the year it is received or accrued depending on your method of accounting for tax purposes.

(2)	Option premium component – The option premium component is generally not taxed until sale or maturity. At maturity, the option premium component is taxed:

•	as a short-term capital gain if principal is repaid in cash, or

•	as a reduction of the cost basis if shares are delivered.

The United States federal income tax consequences of your investment in the Notes are uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, it is reasonable to treat your Notes as described above, but it would also be reasonable to treat your Notes as a single contingent debt instrument subject to the special tax rules governing contingent debt instruments.

Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including tax consequences applicable to non-United States persons and persons who purchase the Notes in the secondary market, please see the discussion under “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Examples

Assumptions:

Initial share price of Nasdaq-100 Shares:	$35.00
Protection price:	$31.50 ($35.00 X 90%)
Principal amount of Notes:	$1,000
Fixed numbers of Nasdaq- 100 Shares* (i.e., the physical delivery amount)	28.57 ($1,000 / $35)
Coupon	8.00% per annum, paid monthly in arrears
Monthly coupon payment	$6.67 ($1,000 X 8.00%) / 12
*	The fixed number of Nasdaq-100 Shares has been rounded for ease of analysis.

Example 1 – The Nasdaq-100 Shares close on the final valuation date above the initial share price.

In this example, Nasdaq-100 Shares close on the final valuation date at $40.00, above the initial share price. This will result in 100% of the principal amount of the Notes being returned in cash regardless of whether Nasdaq-100 Shares have closed below the protection price prior to the final valuation date.

Return Calculation:

An investor receives a total of $1,080.00 in cash which includes:

100% of your principal amount =	$1,000.00

Twelve $6.67 coupon payments =	$80.00

TOTAL:	$1,080.00

8.00% Return on Investment

Example 2 – The Nasdaq-100 Shares close on the final valuation date below the initial share price but never fall below the protection price.

In this example, Nasdaq-100 Shares close on the final valuation date at $33.00, below the initial share price, but never fall below the protection price on or prior to the final valuation date. This will result in 100% of the principal amount of the Notes being returned in cash regardless of the performance of Nasdaq-100 Shares between the initial valuation date and the final valuation date, inclusive.

Return Calculation:

An investor receives a total of $1,080.00 in cash which includes:

100% of your principal amount =	$1,000.00

Twelve $6.67 coupon payments =	$80.00

TOTAL:	$1,080.00

8.00% Return on Investment

Example 3 – The Nasdaq-100 Shares fall below the protection price and close on the final valuation date below the initial share price.

In this example, Nasdaq-100 Shares close below the protection price on one or more days between the initial valuation date and the final valuation date, inclusive, and close on the final valuation date at $30.00, below the initial share price. This will result in Nasdaq-100 Shares (as opposed to cash) being delivered to the investor at maturity with a market value that is less than the full principal amount of the Notes, regardless of how well the Nasdaq-100 Shares may have performed on other days between the initial valuation date and the final valuation date. The investor then has a choice of holding the Nasdaq-100 Shares with the view that their price will recover over time, or selling the shares and realizing a principal loss.

Return Calculation:

Assuming a final share price of $30.00 and an initial share price of $35.00, an investor receives 30 Nasdaq-100 Shares with a market value of $900.00 and $80.00 in total coupon payments:

Market value of 28.57 Nasdaq-100 Shares delivered* =	$857.10

Twelve $6.67 coupon payments =	$80.00

TOTAL:	$937.10

*	28.57 shares x closing price on the final valuation date.

-6.00% Return on Investment

Hypothetical Performance of the

Notes Vs. Nasdaq-100 Shares at Maturity

Stock:	Nasdaq-100 Shares
Initial share price of Nasdaq-100 Shares:	$35.00
Protection price:	$31.50
Stock performance:	75.00% to – 100.00%
Annual coupon on the Notes:	8.00%
Term of the Notes:	1 year
Annual dividend yield*:	0.00%
*	The annual dividend yield has been rounded for ease of calculation.

Table 1 – Nasdaq-100 Shares do not fall below the protection price before the final valuation date

Stock Performance		Notes Performance
Final Share Price	% Change	Note Payment or Stock Value at Maturity	12 Monthly Coupon Payments(1)	Total	1 Year Total Return
$61.25	75.00%	$1,000.00	$80.00	$1,080.00	8.00%
$54.25	55.00%	$1,000.00	$80.00	$1,080.00	8.00%
$49.00	40.00%	$1,000.00	$80.00	$1,080.00	8.00%
$45.50	30.00%	$1,000.00	$80.00	$1,080.00	8.00%
$40.60	16.00%	$1,000.00	$80.00	$1,080.00	8.00%
$37.80	8.00%	$1,000.00	$80.00	$1,080.00	8.00%
$36.40	4.00%	$1,000.00	$80.00	$1,080.00	8.00%
$35.00	0.0%	$1,000.00	$80.00	$1,080.00	8.00%
$33.25	-5.00%	$1,000.00	$80.00	$1,080.00	8.00%
$31.50	-10.00%	$1,000.00	$80.00	$1,080.00	8.00%

$28.00	-20.00%	$800.00	$80.00	$880.00	-12.00%
$24.50	-30.00%	$700.00	$80.00	$780.00	-22.00%
$21.00	-40.00%	$600.00	$80.00	$680.00	-32.00%
$17.50	-50.00%	$500.00	$80.00	$580.00	-42.00%
$14.00	-60.00%	$400.00	$80.00	$480.00	-52.00%
$10.50	-70.00%	$300.00	$80.00	$380.00	-62.00%
$7.00	-80.00%	$200.00	$80.00	$280.00	-72.00%
$3.50	-90.00%	$100.00	$80.00	$180.00	-82.00%
$0.00	-100.00%	$0.00	$80.00	$80.00	-92.00%

(1)	The reinvestment rate is assumed to be 0%. A positive reinvestment rate would increase the total return of the Notes relative to the total return of the underlying stock.

Table 2 – Nasdaq-100 Shares do fall below the protection price before the final valuation date

Stock Performance		Notes Performance
Final Share Price	% Change	Note Payment or Stock Value at Maturity	12 Monthly Coupon Payments(1)	Total	1 Year Total Return
$61.25	75.00%	$1,000.00	$80.00	$1,080.00	8.00%
$54.25	55.00%	$1,000.00	$80.00	$1,080.00	8.00%
$49.00	40.00%	$1,000.00	$80.00	$1,080.00	8.00%
$45.50	30.00%	$1,000.00	$80.00	$1,080.00	8.00%
$40.60	16.00%	$1,000.00	$80.00	$1,080.00	8.00%
$37.80	8.00%	$1,000.00	$80.00	$1,080.00	8.00%
$36.40	4.00%	$1,000.00	$80.00	$1,080.00	8.00%
$35.00	0.0%	$1,000.00	$80.00	$1,080.00	8.00%
$33.25	-5.00%	$950.00	$80.00	$1,030.00	3.00%
$31.50	-10.00%	$900.00	$80.00	$980.00	-2.00%
$28.00	-20.00%	$800.00	$80.00	$880.00	-12.00%
$24.50	-30.00%	$700.00	$80.00	$780.00	-22.00%
$21.00	-40.00%	$600.00	$80.00	$680.00	-32.00%
$17.50	-50.00%	$500.00	$80.00	$580.00	-42.00%
$14.00	-60.00%	$400.00	$80.00	$480.00	-52.00%
$10.50	-70.00%	$300.00	$80.00	$380.00	-62.00%
$7.00	-80.00%	$200.00	$80.00	$280.00	-72.00%
$3.50	-90.00%	$100.00	$80.00	$180.00	-82.00%
$0.00	-100.00%	$0.00	$80.00	$80.00	-92.00%

(1)	The reinvestment rate is assumed to be 0%. A positive reinvestment rate would increase the total return of the Notes relative to the total return of the underlying stock.

RISK FACTORS

The return on the Notes is linked to the performance of the Nasdaq-100 Index®. Investing in the Notes is not equivalent to investing directly in the Index. See “Nasdaq-100 Shares – The Nasdaq-100 Index” for more information about the Index.

This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

You May Lose Some or All of Your Principal

The Notes combine features of equity and debt. The Notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount at maturity if Nasdaq-100 Shares fall below the protection price and close on the final valuation date below the initial share price. In that event, we will pay you at maturity a fixed number of Nasdaq-100 Shares per $1,000 principal amount of your Notes with a market value less than 100% of the principal amount of your Notes. Accordingly, you may lose some or all of the amount that you invest in the Notes. See “Pricing Supplement Summary – How Do the Notes Perform at Maturity?” above.

You Will Not Benefit from Any Appreciation in Nasdaq-100 Shares Above the Initial Share Price

The maximum you can receive on your Notes (excluding monthly coupon payments) is $1,000 per $1,000 principal amount of your Notes. Even if the Nasdaq-100 Shares trade above the initial share price between the initial valuation date and final valuation date, you will not receive Nasdaq-100 Shares or any other asset with the market value of Nasdaq-100 Shares. Instead, you will receive a cash payment at maturity equal to 100% of the principal amount of your Notes, regardless of how high above the initial share price the Nasdaq-100 Shares close on any day through maturity. Under no circumstances will you receive a principal amount at maturity greater than 100% of the principal amount of your Notes.

The Performance of the Nasdaq-100 Shares Is Uncertain

Although Nasdaq-100 Shares are designed to provide investment results that generally correspond to the price and yield performance of Nasdaq-100 Index®, there is no assurance that the performance of Nasdaq-100 Index can be fully matched because of expenses and other factors associated with the unit investment trust that holds shares of the companies in the Nasdaq-100 Index (the “Trust”).

Holders of Nasdaq-100 Shares are subject to risks similar to those of holders of other stock portfolios. One primary consideration is that if the general level of stock prices declines, it is likely that the value of each Nasdaq-100 Share will also decline because each Nasdaq-100 Share represents an interest in a broad-based stock portfolio. Each Nasdaq-100 Share is also subject to the risks specific to the performance of a few individual component securities that currently represent a highly concentrated weighting in the Nasdaq-100 Index (e.g., Microsoft Corporation, QUALCOMM Incorporated and Intel Corporation represented 8.63%, 5.80% and 5.08%, respectively, on June 30, 2004).

Over time, the composition and weighting of the securities held in the Trust will be adjusted to conform to changes in the composition and weighting of Nasdaq-100 Index. The Trust will incur transaction costs and other expenses as a result of these adjustments. Furthermore, the Trust will realize capital gains or losses from the sale of securities due to these adjustments.

Changes That Affect the Nasdaq-100 Index Will Affect the Market Price of Nasdaq-100 Shares, the Market Value of the Notes and the Amount You Will Receive at Maturity

The policies of The Nasdaq Stock Market, Inc. or any of its affiliates (“Nasdaq”) concerning the calculation of the Nasdaq-100 Index will affect the level of the Nasdaq-100 Index, and therefore, will affect the market price of Nasdaq-100 Shares, the market value of the Notes and the amount payable at maturity. If Nasdaq discontinues or suspends calculation or publication of the Nasdaq-100 Index, or if the Trust that holds shares of companies in the Nasdaq-100 Index is terminated, it may become difficult to determine the market price of Nasdaq-100 Shares, the market value of the Notes or the amount payable at maturity. The occurrence of any of these events may result in a market disruption event, in which case the calculation agent will determine the closing price of Nasdaq-100 Shares on the final valuation date in its sole discretion, as described in greater detail at “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement. The calculation agent’s determination of the closing price of Nasdaq-100 Shares on the final valuation date will affect the amount you will receive at maturity.

The Market Value of the Notes May Be Influenced by Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, you may sustain a significant loss if you sell the Notes in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the market price of Nasdaq-100 Shares on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	the frequency and magnitude of changes in the market price of Nasdaq-100 Shares and the Nasdaq-100 Index (volatility);

•	whether Nasdaq-100 Shares trade or close near or below the protection price;

•	the dividend rate paid on Nasdaq-100 Shares (while not paid to holders of the Notes, dividend payments on Nasdaq-100 Shares may influence the market price of Nasdaq-100 Shares and the market value of options on Nasdaq-100 Shares and therefore affect the market value of the Notes);

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	economic, financial, political, regulatory, or judicial events that affect stock markets generally, which may also affect the market price of Nasdaq-100 Shares;
•	interest and yield rates in the market;

•	the time remaining to the maturity of the Notes; and

•	the creditworthiness of Barclays Bank PLC.

While it is possible that the Notes could trade above their principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity will not exceed 100% of the principal amount of the Notes. Even if the Notes did trade above their principal amount prior to maturity, the only way to realize such a market premium would be to sell your Notes in a secondary market transaction, if such a transaction were available. Moreover, if you sell your Notes prior to maturity, you may have to sell them at a substantial discount from their principal amount if the market price of Nasdaq-100 Shares is at, below, or not sufficiently above the initial share price.

If Nasdaq-100 Shares trade or close near or below the protection price we expect the market value of Notes to decline to reflect our right to potentially deliver Nasdaq-100 Shares with a market value less than 100% of the principal amount of your Notes.

If the Market Price of Nasdaq-100 Shares Changes, the Market Value of Your Notes May Not Change in the Same Manner

Owning the Notes is not the same as owning Nasdaq-100 Shares. Accordingly, changes in the market price of Nasdaq-100 Shares may not result in a comparable change in the market value of the Notes. If the market price of Nasdaq-100 Shares increases above the initial share price, the market value of the Notes may not increase. It is also possible for the market price of Nasdaq-100 Shares to increase moderately while the market value of the Notes declines.

If the market price of Nasdaq-100 Shares approaches the protection price for the first time, the market value of the Notes will likely decline at a greater rate than the market price of Nasdaq-100 Shares. If Nasdaq-100 Shares trade near or below the protection price we expect the market value of the Notes to decline to reflect, among a number of factors, our right to potentially deliver a fixed number of Nasdaq-100 Shares to you with a market value less than 100% of the principal amount of your Notes.

The Tax Consequences of an Investment in these Notes Are Uncertain

The United States federal income tax consequences of your investment in a Note are uncertain, both as to the timing and character of any inclusion in income in respect of your Note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a Note. For a more complete discussion of the United States federal income tax consequences of your investment in a Note, please see the discussion under “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” below, and the sections “Tax Considerations” in the accompanying prospectus and prospectus supplement.

There May Not Be an Active Trading Market in the Notes – Sales in the Secondary Market May Result in Significant Losses

You should be willing to hold your Notes until maturity. There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in Nasdaq-100 Shares, Futures or Options or Other Derivative Products on Nasdaq-100 Shares or the Nasdaq-100 Index, May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging”, we or one or more affiliates may hedge our obligations under the Notes by purchasing Nasdaq-100 Shares, futures or options on Nasdaq-100 Shares or the Nasdaq-100 Index or other derivative instruments with returns linked or related to changes in the performance of Nasdaq-100 Shares or the Nasdaq-100 Index, and we may adjust these hedges by, among other things, purchasing or selling Nasdaq-100 Shares, futures or options or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Nasdaq-100 Shares and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

In particular, when the market price of Nasdaq-100 Shares approaches the protection price, we may significantly change our hedge of our obligations under the Notes. The timing and amount of transactions in Nasdaq-100 Shares, or options, or derivatives on Nasdaq-100 Shares may affect whether and when Nasdaq-100 Shares close below the protection price. Sales of Nasdaq-100 Shares by us to rebalance our hedge of the Notes may tend to cause the Nasdaq-100 Share price to trade or close below the protection price. Once Nasdaq-100 Shares have closed below the protection price, we will have the right to deliver Nasdaq-100 Shares at maturity if Nasdaq-100 Shares close below the initial share price on the final valuation date. As a result, the market value of the Notes will likely decline sharply as our right to deliver Nasdaq-100 Shares on settlement becomes more valuable to us.

We or one or more of our affiliates may also engage in trading in Nasdaq-100 Shares and other investments relating to Nasdaq-100 Shares or the Nasdaq-100 Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of Nasdaq-100 Shares and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Nasdaq-100 Shares or the Nasdaq-100 Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes. If they do, trading of the Notes may cause Barclays Capital Inc. or other affiliates of Barclays Bank PLC to be long or short the Notes in their inventory. The supply and demand for the Notes, including inventory positions of market makers, may affect any secondary market price for the Notes.

The indenture governing the Notes does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of any Nasdaq-100 Shares acquired by us or our affiliates. Neither we nor any of our affiliates will pledge or otherwise hold Nasdaq-100 Shares for the benefit of holders of the Notes in order to enable the holders to exchange their Notes for Nasdaq-100 Shares under any circumstances. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any Nasdaq-100 Shares that we own will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

You Have No Shareholder Rights in Nasdaq-100 Shares

As an owner of the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights that holders of Nasdaq-100 Shares may have.

You Have Limited Antidilution Protection

Barclays Capital Securities Limited, as calculation agent for the Notes, will adjust the amount payable at maturity by adjusting the initial share price (initial share price) and the physical delivery amount for certain events affecting Nasdaq-100 Shares, such as stock splits and stock dividends, and certain other actions involving Nasdaq-100 Shares. However, the calculation agent is not required to make an adjustment for every corporate event that can affect Nasdaq-100 Shares. If an event occurs that is perceived by the market to dilute Nasdaq-100 Shares and does not require the calculation agent to adjust the amount of Nasdaq-100 Shares payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected. You should refer to “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement for a description of the items that the calculation agent is responsible for determining.

Barclays Bank PLC and Its Affiliates Have No Affiliation with Nasdaq and Are Not Responsible for Its Public Disclosure of Information

We and our affiliates are not affiliated with Nasdaq in any way (except for licensing arrangements) and have no ability to control or predict its actions. Nasdaq is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the market value of your Notes.

Neither we nor any of our affiliates assume any responsibility for the adequacy or accuracy of the information about Nasdaq-100 Shares or Nasdaq contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into Nasdaq-100 Shares and Nasdaq.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Our affiliate, Barclays Capital Securities Limited, will serve as the calculation agent. Barclays Capital Securities Limited will, among other things, decide the amount, if any, of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes—Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting Nasdaq-100 Shares has occurred or is continuing on a day when the calculation agent will determine the closing price of Nasdaq-100 Shares. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

If the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing, the final valuation date will be postponed. The calculation agent will instead value the closing price of Nasdaq-100 Shares on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the closing price of Nasdaq-100 Shares is not available on the last possible final valuation date either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the closing price of Nasdaq-100 Shares that would have prevailed in the absence of the market disruption event or such other reason on the last possible final valuation date. No interest will accrue and be payable on your Notes after September 30, 2005 if the maturity date or the final valuation date is postponed due to a market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

NASDAQ-100 SHARES

We have obtained all information regarding Nasdaq-100 Shares and the Nasdaq-100 Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by Nasdaq. Nasdaq has no obligation to continue to publish, and may discontinue publication of, the Nasdaq-100 Index. The consequences of Nasdaq discontinuing publication of the Nasdaq-100 Index are described in “Risk Factors – Changes that Affect the Nasdaq-100 Index Will Affect the Market Price of Nasdaq-100 Shares, the Market Value of the Notes and the Amount You Will Receive at Maturity” in this pricing supplement. Changes that affect the Nasdaq-100 Index could affect the amount payable on the Notes and their market value. We do not assume any responsibility for the accuracy or completeness of such information.

Nasdaq-100 Shares are “created” by large investors and institutions in block-size “Creation Units” of 50,000 Nasdaq-100 Shares (or multiples of 50,000 shares). Creating 50,000 Nasdaq-100 Shares requires the deposit into the Trust of a portfolio of stocks closely approximating the composition of the Nasdaq-100 Index together, sometimes, with a specified amount of cash.

An investment in Nasdaq-100 Shares is an investment in the Trust. The Trust is sponsored by Nasdaq Financial Products Services, Inc., a wholly owned subsidiary of The Nasdaq Stock Market, Inc. The trustee is The Bank of New York, and the distributor for Nasdaq-100 Shares is ALPS Distributors, Inc.

The Trust is designed to closely track the price and yield performance of the Nasdaq-100 Index. However, the Trust will not be able to replicate exactly the performance of the Nasdaq-100 Index because the total return generated by the securities held in the Trust will be reduced by transaction costs incurred in adjusting the actual balance of the securities and other Trust expenses, whereas such transaction costs and expenses are not included in the calculation of the Nasdaq-100 Index. The portfolio of stocks held by the Trust is not actively managed, which means the Trust does not try to outperform the Nasdaq-100 Index, but rather seeks to track it as closely as possible.

It is also possible that for short periods of time the Trust may not fully replicate the performance of the Nasdaq-100 Index due to the temporary unavailability of certain Nasdaq-100 Index securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time because the trustee is required to correct such imbalances by means of adjusting the composition of the Trust.

It is also possible that the composition of the Trust may not exactly replicate the composition of the Nasdaq-100 Index if the Trust has to adjust its portfolio holdings in order to continue to qualify as a “regulated investment company” under the Internal Revenue Code. As a result, while the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index, there is no assurance that this investment objective can be fully achieved.

Where to Find More Information

The Trust is a unit investment trust and the Nasdaq-100 Shares are registered under the Securities Act of 1933 on Form S-6. Pursuant to the Securities and Exchange Act of 1934 and the Investment Company Act of 1940, the Trust is required to file information specified by the Securities Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the Trust with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

Information may also be obtained from the website for the Nasdaq-100 Shares, http://www.nasdaq-100.com and other sources such as press releases, newspaper articles and other publicly disseminated documents.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the Trust with the SEC.

As noted above, we have derived all information about the Trust, the Nasdaq-100 Shares and the Nasdaq-100 Index in this pricing supplement from the publicly available documents referred to in the preceding paragraphs. We have not participated and will not participate in the preparation of any of those documents, nor have we made or will we make any “due diligence” investigation or any inquiry with respect to Trust in connection with the offering of your Note. We will not make any representation that any publicly available document or any other publicly available information about the Trust is accurate or complete. Furthermore, we will not know whether all events occurring before the date of this pricing supplement – including events that would affect the accuracy or completeness of the publicly available documents referred to above or the trading price of the Nasdaq-100 Shares – have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the Trust could affect the value you will receive at maturity and, therefore, the market value of the Notes.

Breakdown by Industry Group of Nasdaq-100 Shares*

Computer and Office Equipment	29.66%
Computer Software/Services	26.89%
Telecommunications	13.68%
Retail/Wholesale Trade	9.99%
Biotechnology	9.13%
Health Care	4.24%
Services	3.31%
Manufacturing	2.21%
Transportation	0.89%
TOTAL	100.00%

* As of the close of market on June 30, 2004.

The industry group percentages shown in the chart above may not add up to 100% due to rounding.

Source: ALPS Distributors, Inc., distributor for the Trust

Historical Performance of the Nasdaq-100 Shares

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2001	$69.12	$38.00	$39.15
June 30, 2001	51.95	33.60	45.70
September 30, 2001	46.48	27.20	28.98
December 31, 2001	43.24	27.85	38.91
March 31, 2002	42.60	33.09	36.06
June 30, 2002	36.90	24.39	26.10
September 30, 2002	26.55	20.49	20.72
December 31, 2002	29.70	19.76	24.37
March 31, 2003	27.76	23.32	25.25
June 30, 2003	31.47	25.25	29.95
September 30, 2003	34.86	29.26	32.42
December 31, 2003	36.64	32.42	36.46
March 31, 2004	39.00	34.00	35.84
June 30, 2004	37.90	34.11	37.74
July 1, 2004 to September 14, 2004*	37.66	32.00	35.63

*	High, low and closing prices are for the period starting July 1, 2004 and ending September 14, 2004.

Source: Dow Jones Reuters Business Interactive LLC (trading as Factiva)

The Nasdaq-100 Index®

Representing 100 of the largest non-financial U.S. and non-U.S. companies listed on the National Market tier of The Nasdaq Stock Market, Inc. (“The Nasdaq Stock Market”), the Nasdaq-100 Index reflects Nasdaq’s largest companies across major industry groups, including computer hardware and software, telecommunications, retail/ wholesale trade and biotechnology.

Launched in 1985, the Nasdaq-100 Index represents the largest and most active non-financial domestic and international issues listed on The Nasdaq Stock Market based on market capitalization. The Nasdaq-100 Index is calculated under a modified capitalization weighted methodology. The methodology is expected to retain in general the economic attributes of capitalization weighting while providing enhanced diversification. To accomplish this, Nasdaq reviews the composition of the Nasdaq-100 Index on a quarterly basis and adjusts the weightings of Nasdaq-100 Index components using a proprietary algorithm if certain pre-established weight distribution requirements are not met.

To be eligible for inclusion in the Nasdaq-100 Index, a common security must be traded exclusively on the Nasdaq National Market tier of The Nasdaq Stock Market in the United States and meet the following criteria:

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have average daily trading volume of at least 200,000 shares;

•	if the security is of a foreign issuer (based on its country of incorporation), it must have listed options or be eligible for listed-options trading;

•	only one class of security per issuer is allowed;

•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being eligible to be in the Nasdaq-100 Index within the next six months;

•	the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the issuer has indicated cannot be currently relied upon;

•	the security must have “seasoned” on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

•	if a security would otherwise qualify to be in the top 25% of the issuers included in the Nasdaq-100 Index by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion would apply.

Licensing Agreement

We have entered into a non-exclusive license agreement with Nasdaq, which grants us a license in exchange for a fee to use the Nasdaq-100 index-related derivative products in connection with the issuance of certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Nasdaq. Nasdaq has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. Nasdaq makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nasdaq-100 Index to track general stock market performance. Nasdaq’s only relationship to us is in the licensing of the “Nasdaq-100®”, “Nasdaq-100 Index®”, “Nasdaq-100 TrustSM”, “Nasdaq-100 SharesSM”, “Nasdaq-100 Index Tracking StockSM”, “QQQSM” and “Nasdaq®” trademarks or service marks, and certain trade names of Nasdaq and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to Barclays Bank PLC or the Notes. Nasdaq has no obligation to take the needs of Barclays Bank PLC or the holders of the Notes into consideration in determining, composing or calculating the Nasdaq-100 Index. Nasdaq is not responsible for and has not participated in the determination of the timing of, prices or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Nasdaq has no liability in connection with the administration, marketing or trading of the Notes.

Nasdaq does not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index or any data included therein. Nasdaq makes no warranty, express or implied, as to results to be obtained by Barclays Bank PLC, holders of the Notes or any other person or entity from the use of the Nasdaq-100 Index or any data included therein. Nasdaq makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index or any data included therein. Without limiting any of the foregoing, in no event shall Nasdaq have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

Historical Performance of the Nasdaq-100 Index

We have included the following graph of the historical performance of the Nasdaq-100 Index for your reference. While Nasdaq-100 Shares do not track the performance of the Nasdaq-100 Index exactly, we expect that the performance of Nasdaq-100 Shares and the Nasdaq-100 Index will be closely correlated. Past movements of the Nasdaq-100 Index are not indicative of future Nasdaq-100 Index levels or the future performance of Nasdaq-100 Shares.

Nasdaq-100 Index 09/09/1997 – 09/09/2004

Source: Nasdaq

VALUATION OF THE NOTES

At Maturity

As described above, a $1,000 investment in the Notes will pay $1,000 at maturity unless:

(a) the final share price of the Nasdaq-100 Shares is lower than the initial share price of the Nasdaq-100 Shares; and

(b) between the initial valuation date and the final valuation date, inclusive, the closing price of the Nasdaq-100 Shares on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of Nasdaq-100 Shares equal to the principal amount of your Notes divided by the initial share price (fractional shares to be paid in cash). If you receive Nasdaq-100 Shares in lieu of the principal amount of your Notes at maturity, the value of your investment will equal the value of the Nasdaq-100 Shares you receive, which could be substantially less than the value of your original investment.

Prior to Maturity

The market value of the Notes will be affected by a number of interrelated factors including, but not limited to, supply and demand, the market price of Nasdaq-100 Shares in relation to the initial share price and the protection price, the volatility of Nasdaq-100 Shares and the Nasdaq-100 Index, the level of interest rates and other economic conditions, as well as the perceived creditworthiness of Barclays Bank PLC. You should understand that the market value of the Notes is driven by a range of interrelated factors and that while the market price of Nasdaq-100 Shares and the level of the Nasdaq-100 Index are important variables, they cannot be used as the only measures to approximate the value of this investment. You should not use any single variable to approximate the value of this investment.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes” that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to public and net proceeds to Barclays Bank PLC on the front cover relates only to the initial sale of the Notes. If you have purchased the Notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

The Notes bear interest from the issue date at a rate of 8.00% per annum, payable monthly in arrears on the      of each month, beginning October     , 2004, which annual interest amount shall be composed of (a) a coupon representing interest at a rate of     % per annum and (b) a coupon representing an option premium of     % per annum. No interest will accrue and be payable on your Notes after September 30, 2005 if the maturity date or the final valuation date is extended due to a market disruption event.

Payment at Maturity

Your payment at maturity for each Note you hold will depend on the performance of the Nasdaq-100 Shares between the initial valuation date and the final valuation date, inclusive. You will receive the full principal amount of your Notes at maturity unless: (a) the final share price is lower than the initial share price and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the Nasdaq-100 Shares on any day is below the protection price. If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of Nasdaq-100 Shares equal to the principal amount of your Notes divided by the initial share price (fractional shares to be paid in cash).

You may lose some or all of your principal if you invest in the Notes.

Physical Delivery Amount

If the payment at maturity is in Nasdaq-100 Shares, the number of shares received for each $1,000 invested in the Notes is referred to as the physical delivery amount. The physical delivery amount will be calculated by the calculation agent by dividing $1,000 by the initial share price. The physical delivery amount and the initial share price may change due to stock splits or other corporate actions. See “Specific Terms of the Notes – Antidilution Adjustments” below.

Maturity Date

The maturity date will be September 30, 2005 unless that day is not a business day, in which case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “Specific Terms of the Notes – Market Disruption Event” below.

Regular Record Dates for Interest

The regular record date relating to an interest payment date for the Notes will be the date 15 calendar days prior to the interest payment date, whether or not that date is a business day. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day.

Final Valuation Date

The final valuation date will be the third business day prior to the maturity date, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date be later than October 11, 2005 or, if October 11, 2005 is not a business day, later than the first business day after October 11, 2005.

Market Disruption Event

As described above, the closing price of the Nasdaq-100 Shares between the initial valuation date and the final valuation date, inclusive, will determine whether holders receive cash or Nasdaq-100 Shares at maturity of the Notes. If a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date, then the calculation agent will instead use the closing price on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than ten business days.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the market price of Nasdaq-100 Shares is not available on the last possible final valuation date either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate of the closing price for Nasdaq-100 Shares that would have prevailed in the absence of the market disruption event or such other reason on the last possible final valuation date.

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in Nasdaq-100 Shares or in a material number of securities included in the Nasdaq-100 Index for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to Nasdaq-100 Shares or the Nasdaq-100 Index in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	the Nasdaq-100 Index is not published or the Trust is terminated, as determined by the calculation agent in its sole discretion; or

•	the Trust experiences an extraordinary tracking error relative to the performance of the Nasdaq-100 Index, as determined by the calculation agent in its sole discretion;

and, in any of these events, the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging”.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to Nasdaq-100 Shares or the Nasdaq-100 Index.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to Nasdaq-100 Shares or the Nasdaq-100 Index are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Delisting or Suspension of Trading of

Nasdaq-100 Shares; Termination of the Trust

If Nasdaq-100 Shares are delisted or trading of Nasdaq-100 Shares is suspended, or the Trust is terminated, and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines in its sole discretion to be comparable to Nasdaq-100 Shares (“successor shares”), then at maturity you may receive successor shares equal to the value of the Nasdaq-100 Shares, if any, you would have otherwise received, as determined by the calculation agent in its sole discretion.

If the successor shares that the calculation agent determines to be comparable to Nasdaq-100 Shares are not listed or approved for trading on a major U.S. exchange or market, at maturity you may receive a number of shares of successor or substitute securities selected by the calculation agent in its sole discretion equal to the value of the Nasdaq-100 Shares, if any, that you would have otherwise received, as determined by the calculation agent in its sole discretion.

If Nasdaq-100 Shares are delisted or trading of Nasdaq-100 Shares is suspended, or the Trust is terminated, and the calculation agent determines in its sole discretion that no successor shares or other successor or substitute securities comparable to Nasdaq-100 Shares exist, at maturity you will receive cash in an amount equal to the value of the Nasdaq-100 Shares, if any, that you would have otherwise received, as determined by the calculation agent in its sole discretion.

Antidilution Adjustments

As described above, the closing price of Nasdaq-100 Shares between the initial valuation date and the final valuation date, inclusive, will determine whether holders receive cash or Nasdaq-100 Shares at maturity of the Notes. The amount of cash payable at maturity of the Notes will be based on the closing price of Nasdaq-100 Shares on the final valuation date and the physical delivery amount. The physical delivery amount will be the same as the initial physical delivery amount unless the calculation agent adjusts the physical delivery amount as described below. The calculation agent will adjust the initial share price or the physical delivery amount or both as described below, if an event described below occurs and the calculation agent determines that such event has a diluting or concentrative effect on the theoretical value of Nasdaq-100 Shares.

Below you will find examples of how certain corporate actions and other events may lead to adjustments to the physical delivery amount. In each case where the physical delivery amount changes, the initial share price will generally also change. Typically, the initial share price will be adjusted as follows:

The calculation agent will adjust the initial share price by multiplying the prior initial share price by a fraction whose numerator is the prior physical delivery amount and whose denominator is the new physical delivery amount.

New Initial Share Price =

Prior Initial Share Price	X	Prior Physical Delivery Amount
New Physical Delivery Amount

The adjustments described below do not cover all events that could affect the value of the Notes. We describe the risks relating to dilution above under “Risk Factors – You Have Limited Antidilution Protection”.

How Adjustments Will Be Made

If one of the events described below occurs and the calculation agent determines that the event has a diluting or concentrative effect on the theoretical value of Nasdaq-100 Shares, the calculation agent will calculate a corresponding adjustment to the initial share price or the physical delivery amount or both as the calculation agent determines appropriate to account for that diluting or concentrative effect. For example, if an adjustment is required because of a two-for-one stock split, then the physical delivery amount for the Notes will be adjusted to double the prior physical delivery amount, and, as a result, the initial share price will be reduced proportionately. The calculation agent will also determine the effective date of that adjustment. Upon making any such adjustment, the calculation agent will give notice as soon as practicable to the trustee, stating the adjustment to the initial share price, physical delivery amount or the protection price or all of them.

If more than one event requiring adjustment occurs, the calculation agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the initial share price or the physical delivery amount or both for the first event, the calculation agent will adjust the initial share price or the physical delivery amount or both for the second event, applying the required adjustment to the initial share price and physical delivery amount as already adjusted for the first event, and so on for any subsequent events.

For any dilution event described below, the calculation agent will not have to adjust the initial share price or the physical delivery amount unless the adjustment would result in a change to the initial share price or the physical delivery amount of at least 0.1% in the initial share price or physical delivery amount that would apply without the adjustment. The initial share price and the physical delivery amount resulting from any adjustment will be rounded up or down, as appropriate, to, in the case of the initial share price, the nearest cent, and, in the case of the physical delivery amount, the nearest thousandth, with one-half cent and five hundred-thousandths, respectively, being rounded upward.

If an event requiring antidilution adjustment occurs, the calculation agent will make any adjustments with a view to offsetting, to the extent practical, any change in your economic position relative to the Notes, which results solely from that event. The calculation agent may, in its sole discretion, modify any antidilution adjustments as necessary to ensure an equitable result.

The calculation agent will make all determinations with respect to antidilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about any adjustments it makes upon your written request.

The following events are those that may require an antidilution adjustment:

•	a subdivision, consolidation or reclassification of Nasdaq-100 Shares or a free distribution or dividend of any Nasdaq-100 Shares to existing holders of Nasdaq-100 Shares by way of bonus, capitalization or similar issue;

•	a distribution or dividend to existing holders of Nasdaq-100 Shares of:

–	Nasdaq-100 Shares,

–	other share capital or securities granting the right to payment of dividends equally or proportionately with such payments to holders of Nasdaq-100 Shares, or

–	any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the calculation agent;

•	the declaration by Nasdaq of an extraordinary or special dividend or other distribution whether in cash or shares of Nasdaq-100 Shares or other assets; or

•	any other similar event that may have a diluting or concentrative effect on the theoretical value of Nasdaq-100 Shares.

Stock Splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share is worth less as a result of a stock split.

If Nasdaq-100 Shares are subject to a stock split, then the calculation agent will adjust the physical delivery amount to equal the sum of the physical delivery amount before that adjustment (the “prior physical delivery amount”) plus the product of (1) the number of new shares issued in the stock split with respect to one Nasdaq-100 Share and (2) the prior physical delivery amount. The initial share price will also be adjusted as discussed above.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share is worth more as a result of a reverse stock split.

If Nasdaq-100 Shares are subject to a reverse stock split, then the calculation agent will adjust the physical delivery amount to equal the product of the prior physical delivery amount and the quotient of (1) the number of Nasdaq-100 Shares outstanding immediately after the reverse stock split becomes effective and (2) the number of Nasdaq-100 Shares outstanding immediately before the reverse stock split becomes effective. The initial share price will also be adjusted as discussed above.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share is worth less as a result of a stock dividend.

If Nasdaq-100 Shares are subject to a stock dividend payable in Nasdaq-100 Shares, then the calculation agent will adjust the physical delivery amount to equal the sum of the prior physical delivery amount plus the product of (1) the number of shares issued in the stock dividend with respect to one Nasdaq-100 Share and (2) the prior physical delivery amount. The initial share price will also be adjusted as discussed above.

Other Dividends and Distributions

The physical delivery amount will not be adjusted to reflect dividends or other distributions paid with respect to Nasdaq-100 Shares, other than:

•	stock dividends described above,

•	issuances of transferable rights and warrants with respect to Nasdaq-100 Shares as described in “Specific Terms of the Notes – Antidilution Adjustments – Transferable Rights and Warrants” below, and

•	extraordinary dividends described below.

A dividend or other distribution with respect to Nasdaq-100 Shares will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for Nasdaq-100 Shares by an amount equal to at least 10% of the closing price of Nasdaq-100 Shares on the business day before the ex-dividend date. The ex-dividend date for any dividend or other distribution is the first day on which Nasdaq-100 Shares trade without the right to receive that dividend or distribution.

If an extraordinary dividend occurs, the calculation agent will adjust the physical delivery amount to equal the product of (1) the prior physical delivery amount and (2) a fraction, the numerator of which is the closing price of Nasdaq-100 Shares on the business day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount.

The extraordinary dividend amount with respect to an extraordinary dividend for Nasdaq-100 Shares equals:

•	for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of Nasdaq-100 Shares minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for Nasdaq-100 Shares, or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent in its sole discretion. A distribution on Nasdaq-100 Shares that is a dividend payable in Nasdaq-100 Shares that is also an extraordinary dividend, or an issuance of rights or warrants with respect to Nasdaq-100 Shares that is also an extraordinary dividend will result in an adjustment to the physical delivery amount only as described in “Specific Terms of the Notes – Antidilution Adjustments – Stock Dividends” above, “– Transferable Rights and Warrants” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If Nasdaq issues transferable rights or warrants to all holders of Nasdaq-100 Shares to subscribe for or purchase Nasdaq-100 Shares at an exercise price per share that is less than the closing price of Nasdaq-100 Shares on the business day before the ex-dividend date for issuance, then the physical delivery amount will be adjusted by multiplying the prior physical delivery amount by the following fraction:

•	the numerator will be the number of Nasdaq-100 Shares outstanding at the close of business on the day before that ex-dividend date plus the number or additional Nasdaq-100 Shares offered for subscription or purchase under those transferable rights or warrants, and

•	the denominator will be the number of Nasdaq-100 Shares outstanding at the close of business on the day before that ex-dividend date plus the product of (1) the total number of additional Nasdaq-100 Shares offered for subscription or purchase under the transferable rights or warrants and (2) the exercise price of those transferable rights or warrants divided by the closing price on the business day before that ex-dividend date.

The initial share price and the protection price will also be adjusted as discussed above.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “Specific Terms of the Notes – Default Amount on Acceleration – Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Event of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent will make all determinations regarding the value of the Notes at maturity, the closing price of Nasdaq-100 Shares, antidilution adjustments, market disruption events, business days, the default amount (only in the case of a market disruption event) and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that the firm named as the calculation agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the calculation agent after the original issue date without notice.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of Nasdaq-100 Shares or securities included in or linked to the Nasdaq-100 Index and/or listed and/or over-the-counter options or futures on Nasdaq-100 Shares or the Nasdaq-100 Index prior to and/or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

In this regard, we or our affiliates may:

•	acquire or dispose of Nasdaq-100 Shares or securities of companies included in the Nasdaq-100 Index,

•	take or dispose of positions in listed or over-the-counter options, futures or other instruments based on Nasdaq-100 Shares or the level of the Nasdaq-100 Index,

•	take or dispose of positions in listed or over-the-counter options, futures or other instruments based on the level of other similar market indices, or

•	any combination of the three.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Nasdaq-100 Shares, listed or over-the-counter options or futures on Nasdaq-100 Shares or listed or over-the-counter options, futures or other instruments based on indices designed to track the performance of the Nasdaq-100 Index or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and shareholders’ funds and indebtedness and contingent liabilities of the Group as at June 30, 2004.

As at June 30, 2004
million
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000
Authorized preference share capital – shares of U.S.$0.01 each(1)	150
Ordinary shares – issued and fully paid – 2,304 million shares	2,304
Preference shares – issued and fully paid(1)	—

£ million
Group shareholders’ funds
Equity
Issued and fully paid ordinary share capital	2,304
Share premium	5,763
Revaluation reserve	24
Profit and loss account	8,976
Total shareholders’ funds	17,067

Group indebtedness
Loan capital
Undated loan capital – convertible to preference shares	—
Undated loan capital – non-convertible	6,233
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible	6,220
55,280
Debt securities in issue
Total indebtedness	67,748
Total capitalization and indebtedness	84,815

Group contingent liabilities
Acceptances and endorsements	530
Guarantees and assets pledged as collateral security	26,334
Other contingent liabilities	7,800

Notes:

(1)	At June 30, 2004 Barclays Bank PLC had U.S.$1,500,000 of authorized preference share capital comprising 150 million preference shares of U.S.$0.01 each. There were no preference shares in issue at June 30, 2004.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this prospectus supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The discussion below supplements the discussion of the United States federal income tax consequences of ownership of Notes set forth under “U.S. Tax Considerations” in the attached prospectus and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a U.S. holder (as defined in the accompanying prospectus and prospectus supplement).

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Note as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option on Nasdaq-100 Shares written by you and purchased by us (the “Put Option”). The terms of your Notes require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Notes for all tax purposes as an investment unit consisting of the Debt Portion and Put Option. By purchasing your Notes, you agree to these terms.

No statutory, judicial or administrative authority directly discusses how your Note should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in a Note are highly uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your Note, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Treatment as an Investment Unit

If your Note is properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of your Note would be treated as having been issued for the principal amount of the Note and that interest payments on the Note would be treated in part as payments of interest and in part as payments for the Put Option. Amounts treated as interest would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes. Amounts treated as payment for the Put Option would be deferred and would either be included in income by you upon the maturity sale of your Note, or would reduce the basis of any Nasdaq-100 Shares you receive upon the maturity of your Note. The terms of your Note require you and us to treat     % of the stated interest payments on your Note as payment of interest on the Debt Portion and the remaining     % of the stated interest payments on your Note as payment for the Put Option.

A cash payment of the principal amount of your Note upon the maturity of your Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Note) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described in the preceding paragraph.

A payment of Nasdaq-100 Shares upon the maturity of your Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Note) and (ii) the exercise by us of the Put Option and your purchase of the

Nasdaq-100 Shares for an amount equal to the principal amount of your Note. Your United States federal income tax basis in the Nasdaq-100 Shares you receive would equal the principal amount of your Note less the amount of payments you received for the Put Option and deferred as described in the second preceding paragraph. Your holding period in the Nasdaq-100 Shares you receive would begin the day you beneficially receive such Nasdaq-100 Shares.

Upon the sale of your Note, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted United States federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Note if you are an initial purchaser of your Note). Except to the extent attributable to accrued but unpaid interest (or, as discussed below with respect to secondary purchasers, accrued market discount) with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described in the preceding paragraph) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of your Note is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

If you are a secondary purchaser of your Note, you would be required to allocate your purchase price for your Note between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of your Note, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus under “– Tax Considerations – Taxation of Debt Securities – Market Discount” and “Tax Considerations – Taxation of Debt Securities – Original Issue Discount – Acquisition Premium” with respect to the Debt Portion. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Note that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option or with respect to the sale of any Nasdaq-100 Shares you receive upon the exercise of the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for your Note, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the third preceding paragraph) in an amount equal to such excess.

Example of Tax Treatment as an Investment Unit

The following example is for illustrative purposes only. Assume that you purchased a Note on the initial issuance with an underlying hypothetical XYZ Index Stock at par for $1,000 and will receive a 10% annual coupon. Assume further that the $100 annual coupon consists of an interest payment with respect to the Debt Portion of 3%, or $30, and a payment with respect to the Put Option of 7%, or $70. Pursuant to the characterization described above, you would include the interest portion of $30 in ordinary income in the year it is received or accrued, depending on your accounting method for tax purposes. Initially, the portion of the coupon attributable to the Put Option ($70) would not be subject to tax.

For a 12-month Note that is not sold prior to maturity, the coupon payments would total $100, $30 of which would be taxed as ordinary interest income in the year it is received or accrued and $70 of which would not be subject to tax until maturity. If the value of the XYZ Index Stock never fell below the protection price and/or is equal to or higher than the initial value of $100 at maturity, you would receive $1,000 cash and recognize a short-term capital gain of $70 (that is, the amount of the payments previously received by you with respect to the Put Option). If the value of the XYZ Index Stock at maturity is below the $100 initial value and at some point had fallen below the protection price, you would receive 10 shares of XYZ Index Stock for your Note (that is, $1,000 principal amount/$100 per share initial share price = 10 shares). Your basis in the shares received would be $930, which is the initial purchase price of your Note ($1,000) less the payments previously made to you with respect to the Put Option ($70).

The foregoing example may be summarized as follows:

INITIAL INVESTMENT
Dollars invested in the Note	$1,000
Annual coupon	10%
Fixed income component of coupon	3%
Option premium component of coupon	7%
Initial value of XYZ Index Stock	$100
Number of shares received if value at maturity has declined from the initial share price and the value fell below $90 sometime between the initial valuation date and the final valuation date	10
($1,000 par amount/initial value of $100 = 10 shares of XYZ Index Stock)

	Every Month	Total for 367 Days
Coupon Payment
Fixed income component of coupon (taxed as ordinary income in year received or accrued)	$2.50	$30
Option premium component of coupon (tax impact deferred until maturity)	$5.83	$70

Total coupon	$8.33	$100
There Are Two Potential Outcomes At Maturity
1) If XYZ Index Stock is at or above $100 at maturity, then the:
Investor receives repayment of principal		$1,000
Investor recognizes short term capital gains tax on the option premium component of coupon		$70
2) If XYZ Index Stock is below $100 at maturity, and the price of XYZ Index Stock has fallen below the threshold price at any time during the life of your Note, then the:
Investor receives 10 shares of XYZ Index Stock the market value of which depends on the value of XYZ Index Stock.
The cost basis of the XYZ Index Stock is:
Initial Investment		$1,000
Less: option premium component of coupon		$-70

Net cost basis		$930

Alternative Characterization

There is no judicial or administrative authority discussing how your Note should be treated for United States federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it would be reasonable to treat your Note, and the Internal Revenue Service might assert that your Note should be treated, as a single debt instrument subject to the special Treasury Regulations governing contingent debt instruments. Under these rules, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with other terms and conditions similar to the Note and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Note in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Note.

If your Note is treated as a contingent debt instrument, you would recognize gain or loss upon the sale or maturity of your Note in an amount equal to the difference, if any, between the cash or the fair market value of any Nasdaq-100 Shares received at such time and your adjusted United States federal income tax basis in your Note. In general, your adjusted United States federal income tax basis in your Note would equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note (in accordance with the comparable yield and the projected payment schedule) and decreased by the amount of interest payments you received with respect to your Note. Any gain recognized by you upon the sale or maturity of your Note would be ordinary interest income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Note, and thereafter, capital loss. Your holding period in any Nasdaq-100 Shares received upon the maturity of your Note would begin on the day after your receipt of the Nasdaq-100 Shares.

If your Note is treated as a contingent debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount and amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Note in the secondary market at a price other than the adjusted issue price of your Note, you should consult your tax advisor as to the possible application of such rules to you.

Wash Sale Rules

If you sell Nasdaq-100 Shares prior or subsequent to your purchase of a Note, you will not be subject to any restriction or limitation with respect to the recognition of loss, if any, for federal income tax purposes upon such sale as a result of your purchase of the Note.

Non-U.S. Holders

Please see the discussion under “Tax Considerations – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

U.S.$

BARCLAYS BANK PLC

8.00% EXCHANGEABLE NOTES DUE SEPTEMBER 30, 2005

LINKED TO NASDAQ-100 INDEX TRACKING STOCK

PRICING SUPPLEMENT

SEPTEMBER     , 2004

(TO PROSPECTUS DATED JULY 1, 2002 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital